BlueBay Asset Management

File No: 82-35048

RECEIVED
2008 AUG 18 A 8:
SUPPL

APPENDIX A

MATERIAL MADE PUBLIC, FILED OR DISTRIBUTED BY THE COMPANY

Press Release / Regulatory News Items		
Title	**Date of Release**	**Description**
Regulatory News Item	18 June 2008	Director Shareholding
Regulatory News Item	8 July 2008	Takeover Code Rule 8.3 Disclosure – Inmarsat (Convertible Bonds and Ordinary Shares)
Regulatory News Item	16 July 2008	Trading Statement
Regulatory News Item	16 July 2008	Takeover Code Rule 8.3 Disclosure – Inmarsat (Convertible Bonds and Ordinary Shares)
Regulatory News Item	16 July 2008	Takeover Code Rule 8.3 Disclosure – Imperial Energy (Convertible Bonds and Ordinary Shares)
Regulatory News Item	17 July 2008	Takeover Code Rule 8.3 Disclosure – Imperial Energy (Convertible Bonds and Ordinary Shares)
Regulatory News Item	18 July 2008	Takeover Code Rule 8.3 Disclosure – Inmarsat (Ordinary Shares only)
Regulatory News Item	18 July 2008	Takeover Code Rule 8.3 Disclosure – Imperial Energy (Convertible Bonds and Ordinary Shares)
Regulatory News Item	22 July 2008	Takeover Code Rule 8.3 Disclosure – Inmarsat (Convertible Bonds and Ordinary Shares)
Regulatory News Item	22 July 2008	Takeover Code Rule 8.3 Disclosure – Imperial Energy (Ordinary Shares only)
Regulatory News Item	30 July 2008	Takeover Code Rule 8.3 Disclosure – Imperial Energy (Convertible Bonds and Ordinary Shares)
Regulatory News Item	31 July 2008	Total Voting Rights
Regulatory News Item	5 August 2008	Takeover Code Rule 8.3 Disclosure – Imperial Energy (Convertible Bonds and Ordinary Shares)

PROCESSED
AUG 20 2008
THOMSON REUTERS

UK Companies House / FSA / UKLA Filings		
Title	**Stamp Date**	**Description**
Form 88(2)	23 June 2008	Allotment of shares
Form 88(2)	8 July 2008	Allotment of shares
Form 88(2)	8 July 2008	Allotment of shares
Form 88(2)	8 July 2008	Allotment of shares
Form 88(2)	8 July 2008	Allotment of shares
Form 88(2)	8 July 2008	Allotment of shares
Form 88(2)	8 July 2008	Allotment of shares
Form 88(2)	8 July 2008	Allotment of shares

[redacted]

08004356

dw 8/18

BlueBay Asset Management plc (the "Company") - Director Shareholdings

Mr Alan Gibbins, Non Executive Director of the Company, has purchased 10,000 ordinary shares of 0.1 pence in the Company("Shares")on the London Stock Exchange, at the price of £2.7025 per Share, on 18 June, 2008.

The Company was informed of the transaction on 18 June 2008. Following this transaction Mr Gibbins is deemed to be interested in a total of 10,000 Shares, representing approximately 0.005% of the Company's issued share capital.

This notice is given in fulfilment of the obligation under DTR 3.1.4(1)(a)R.

AMENDMENT

TO AMEND THE NOTIFICATION MADE ON 8 JULY 2008 AS FOLLOWS: THE FIGURES WHICH APPEARED IN SECTION 2(a)(1) NOW APPEAR IN SECTION 2(a)(2); AND THE FIGURES WHICH APPEARED IN 2(b)(1) NOW APPEAR IN SECTION 2(b)(2).

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlueBay Asset Management plc
Company dealt in	Inmarsat plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Convertible Bonds: GRAPEC 1 3/4 11/16/17 ISIN: XS0331843523
Date of dealing	7 July 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)	7,000,000	2.43%		
(3) Options and agreements to purchase/sell				
Total	7,000,000	2.43%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: Ordinary Shares	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)			413,580	0.09%
(3) Options and agreements to purchase/sell				
Total			413,580	0.09%

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details
Not Applicable	

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	**Number of securities**	**Price per unit** (Note 5)
Not Applicable		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 6)	**Number of securities** (Note 7)	**Price per unit** (Note 5)
Total Return Swap (reference asset: Convertible Bonds)	Long	2,000,000 2,000,000 3,000,000	104.63 104.75 104.88

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 7)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 5)
Not Applicable						

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 5)
Not Applicable		

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	**Details**	**Price per unit (if applicable)** (Note 5)
Not Applicable		

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	8 July 2008
Contact name	Colleen Sutcliffe
Telephone number	020 7389 3700
If a connected EFM, name of offeree/offeror with which connected	Not Applicable
If a connected EFM, state nature of connection (Note 10)	Not Applicable

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

AMENDMENT

TO AMEND THE NOTIFICATION MADE ON 8 JULY 2008 AS FOLLOWS: THE FIGURES WHICH APPEARED IN SECTION 2(a)(1) NOW APPEAR IN SECTION 2(a)(2); AND THE FIGURES WHICH APPEARED IN 2(b)(1) NOW APPEAR IN SECTION 2(b)(2).

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlueBay Asset Management plc
Company dealt in	Inmarsat plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares: EURO 0.0005 ISIN: GB00B09LSH68
Date of dealing	7 July 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)			413,580	0.09%
(3) Options and agreements to purchase/sell				
Total			413,580	0.09%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: Convertible Bonds	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)	7,000,000	2.43%		
(3) Options and agreements to purchase/sell				
Total				
	7,000,000	2.43%		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details
Not Applicable	

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	**Number of securities**	**Price per unit** (Note 5)
Not Applicable		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 6)	**Number of securities** (Note 7)	**Price per unit** (Note 5)
Total Return Swap (reference asset: Ordinary Shares)	Short	86,650 94,530 44,000 26,300 25,000 137,100	10.500 10.500 10.370 10.369 10.354 10.500

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 7)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 5)
Not Applicable						

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 5)
Not Applicable		

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	**Details**	**Price per unit (if applicable)** (Note 5)
Not Applicable		

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	8 July 2008
Contact name	Colleen Sutcliffe
Telephone number	020 7389 3700
If a connected EFM, name of offeree/offeror with which connected	Not Applicable
If a connected EFM, state nature of connection (Note 10)	Not Applicable

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlueBay Asset Management plc
Company dealt in	Imperial Energy Corporation plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Convertible Bonds: ISIN: XS0335233945
Date of dealing	15 July 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)	2,000,000	1.045%		
(3) Options and agreements to purchase/sell				
Total	2,000,000	1.045%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: £0.025 Ordinary Shares (ISIN: GB00B00HD783)	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)			53,262	0.05%
(3) Options and agreements to purchase/sell				
Total			53,262	0.05%

(c) Rights to subscribe (Note 3)

Class of relevant security:	**Details**
Not Applicable	

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Not Applicable		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 6)	**Number of securities** (Note 7)	**Price per unit** (Note 5)
Total Return Swap (reference asset: Convertible Bonds)	Long	2,000,000	US$ 111.498533

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 7)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 5)
Not Applicable						

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 5)
Not Applicable		

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	**Details**	**Price per unit (if applicable)** (Note 5)
Not Applicable		

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) No

Contact name	Colleen Sutcliffe
Telephone number	020 7389 3700
If a connected EFM, name of offeree/offeror with which connected	Not Applicable
If a connected EFM, state nature of connection (Note 10)	Not Applicable

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlueBay Asset Management plc
Company dealt in	Imperial Energy Corporation plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	£ 0.025 Ordinary Shares ISIN: GB00B00HD783
Date of dealing	15 July 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)			53,262	0.05%
(3) Options and agreements to purchase/sell				
Total			53,262	0.05%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: Convertible Bonds (ISIN: XS0335233945)	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)	2,000,000	1.045%		
(3) Options and agreements to purchase/sell				
Total	2,000,000	1.045%		

(c) Rights to subscribe (Note 3)

Class of relevant security:	**Details**
Not Applicable	

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Not Applicable		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 6)	**Number of securities** (Note 7)	**Price per unit** (Note 5)
Total Return Swap (reference asset: Ordinary Shares)	Short Short	10,000 43,262	£ 10.509309 £ 11.18937

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 7)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 5)
Not Applicable						

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 5)
Not Applicable		

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	**Details**	**Price per unit (if applicable)** (Note 5)
Not Applicable		

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) No

Contact name	Colleen Sutcliffe
Telephone number	020 7389 3700
If a connected EFM, name of offeree/offeror with which connected	Not Applicable
If a connected EFM, state nature of connection (Note 10)	Not Applicable

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlueBay Asset Management plc
Company dealt in	Inmarsat plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Convertible Bonds: GRAPEC 1 3/4 11/16/17 ISIN: XS0331843523
Date of dealing	15 July 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)	4,000,000	1.39%		
(3) Options and agreements to purchase/sell				
Total	4,000,000	1.39%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: EUR 0.0005 Ordinary Shares (ISIN: GB00B09LSH68)	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)			295,580	0.06%
(3) Options and agreements to purchase/sell				
Total			295,580	0.06%

(c) Rights to subscribe (Note 3)

Class of relevant security:	**Details**
Not Applicable	

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Not Applicable		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 6)	**Number of securities** (Note 7)	**Price per unit** (Note 5)
Total Return Swap (reference asset: Convertible Bonds)	Short Short	1,000,000 2,000,000	US$ 100.926389 US$ 100.926389

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 7)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 5)
Not Applicable						

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 5)
Not Applicable		

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	**Details**	**Price per unit (if applicable)** (Note 5)
Not Applicable		

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	[illegible]
Contact name	Colleen Sutcliffe
Telephone number	020 7389 3700
If a connected EFM, name of offeree/offeror with which connected	Not Applicable
If a connected EFM, state nature of connection (Note 10)	Not Applicable

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlueBay Asset Management plc
Company dealt in	Inmarsat plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	EUR 0.0005 Ordinary Shares ISIN: GB00B09LSH68
Date of dealing	15 July 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)			295,580	0.06%
(3) Options and agreements to purchase/sell				
Total			295,580	0.06%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: Convertible Bonds (ISIN: XS0331843523)	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)	4,000,000	1.39%		
(3) Options and agreements to purchase/sell				
Total	4,000,000	1.39%		

(c) Rights to subscribe (Note 3)

Class of relevant security:	**Details**
Not Applicable	

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Not Applicable		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Total Return Swap (reference asset: Ordinary Shares)	Long Long	86,650 31,350	£ 4.884357 £ 4.884357

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Not Applicable						

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)
Not Applicable		

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
Not Applicable		

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) NO

Contact name	Colleen Sutcliffe
Telephone number	020 7389 3700
If a connected EFM, name of offeree/offeror with which connected	Not Applicable
If a connected EFM, state nature of connection (Note 10)	Not Applicable

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

Fourth Quarter Trading Statement

BlueBay Asset Management plc ("BlueBay") announces its scheduled trading update for the fourth fiscal quarter to 30 June 2008.

At 30 June 2008 BlueBay's assets under management amounted to US$21.0 billion; an increase of US$2.2 billion since 31 March 2008, when reported assets under management were US$18.7 billion. The increase in assets under management for the period can be broken down into net subscriptions of US$2.7 billion and market depreciation of US$0.4 billion.

The growth in assets under management for the full fiscal year breaks down as follows:

US$ Billions	30 June 2008	31 December 2007	30 June 2007	Increase in 6 months to 30 June 2008	Increase in 12 months to 30 June 2008
Long/Short	5.8	5.6	5.1	3.6%	13.9%
Long Only	15.1	10.8	8.0	40.2%	89.3%
Total	**21.0**	**16.4**	**13.1**	**27.7%**	**59.8%**

Note: All AuM rounded to nearest US$0.1 billion. All growth percentages based on actual AuM.

Performance fees generated over the six month period to 30 June 2008 are estimated to be £5.2 million; bringing performance fees for the full fiscal year to £23.9 million. The weighted average return, net of fees, generated by the firm's long/short funds over the full fiscal year was negative 3.4%.

The fourth fiscal quarter also saw the launch of two new BlueBay long only funds: the BlueBay Investment Grade LIBOR Fund and the BlueBay Emerging Market Corporate Bond Fund.

Commenting on the Trading Statement, Hugh Willis, BlueBay's Chief Executive Officer said:

"As we observed both last month and at the time of our prior Trading Statement in April, credit market conditions have been and remain difficult. It is gratifying that, over the fiscal year, BlueBay has seen US$7.1 billion of net inflows into its funds – equal to more than half of the starting assets for the period. This reflects both the strength of BlueBay's specialist franchise and the growing opportunities that investors see in credit markets at this point in the cycle."

BlueBay will announce its preliminary results at 7 am on 18 September 2008 and there will be a presentation for analysts on that date. Details for this event will be announced nearer to the time.

For further information please contact:

BlueBay Asset Management plc 020 7389 3700

Hugh Willis, CEO
Nick Williams, CFO
Alex Khein, COO

Brunswick Group LLP 020 7404 5959
Nigel Prideaux/Rashmi Gautam

Notes to Editors:

Information on BlueBay

Founded in 2001, BlueBay is one of the largest independent managers of fixed income credit funds and products in Europe. It listed on the London Stock Exchange in November 2006. With approximately US$21.0 billion of assets under management as at 30 June 2008, it has one of the largest concentrations of fixed income credit expertise in Europe. BlueBay specialises in two major sub-asset classes of credit - European corporate debt and emerging markets debt.

Within each sub-asset class, the Company offers two distinct product lines: long /short funds and long-only funds. It also manages a number of long-only segregated accounts on behalf of large institutional clients. BlueBay's overall aim is to provide a broad range of credit products to modern institutional investors which offer attractive risk-adjusted performance characteristics. BlueBay distributes its products directly, through wholesalers and via intermediaries. Its sales and marketing team is based in the Company's offices in London, Tokyo and New York.

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlueBay Asset Management plc
Company dealt in	Imperial Energy Corporation plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Convertible Bonds: ISIN: XS0335233945
Date of dealing	16 July 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)	4,000,000	2.09%		
(3) Options and agreements to purchase/sell				
Total	4,000,000	2.09%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: £0.025 Ordinary Shares (ISIN: GB00B00HD783)	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)			106,524	0.10%
(3) Options and agreements to purchase/sell				
Total			106,524	0.10%

(c) Rights to subscribe (Note 3)

Class of relevant security:	**Details**
Not Applicable	

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Not Applicable		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 6)	**Number of securities** (Note 7)	**Price per unit** (Note 5)
Total Return Swap	Long	2,000,000	US$ 109.420417

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 7)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 5)
Not Applicable						

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 5)
Not Applicable		

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	**Details**	**Price per unit (if applicable)** (Note 5)
Not Applicable		

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) No

Date of disclosure	17 July 2008
Contact name	Colleen Sutcliffe
Telephone number	020 7389 3700
If a connected EFM, name of offeree/offeror with which connected	Not Applicable
If a connected EFM, state nature of connection (Note 10)	Not Applicable

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***<u>www.thetakeoverpanel.org.uk</u>***

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlueBay Asset Management plc
Company dealt in	Imperial Energy Corporation plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	£ 0.025 Ordinary Shares ISIN: GB00B00HD783
Date of dealing	16 July 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)			106,524	0.10%
(3) Options and agreements to purchase/sell				
Total			106,524	0.10%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: Convertible Bonds (ISIN: XS0335233945)	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)	4,000,000	2.09%		
(3) Options and agreements to purchase/sell				
Total	4,000,000	2.09%		

(c) Rights to subscribe (Note 3)

Class of relevant security:	**Details**
Not Applicable	

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Not Applicable		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 6)	**Number of securities** (Note 7)	**Price per unit** (Note 5)
Total Return Swap	Short Short	43,262 10,000	£ 10.760761 £ 10.784205

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 7)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 5)
Not Applicable						

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 5)
Not Applicable		

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	**Details**	**Price per unit (if applicable)** (Note 5)
Not Applicable		

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) No

Contact name	Colleen Sutcliffe
Telephone number	020 7389 3700
If a connected EFM, name of offeree/offeror with which connected	Not Applicable
If a connected EFM, state nature of connection (Note 10)	Not Applicable

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlueBay Asset Management plc
Company dealt in	Imperial Energy Corporation plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Convertible Bonds: ISIN: XS0335233945
Date of dealing	17 July 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)	6,000,000	3.14%		
(3) Options and agreements to purchase/sell				
Total	6,000,000	3.14%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: £0.025 Ordinary Shares (ISIN: GB00B00HD783)	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)			156,424	0.15%
(3) Options and agreements to purchase/sell				
Total			156,424	0.15%

(c) Rights to subscribe (Note 3)

Class of relevant security:	**Details**
Not Applicable	

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Not Applicable		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Total Return Swap	Long	2,000,000	US$ 110.311944

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Not Applicable						

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)
Not Applicable		

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
Not Applicable		

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) No

Contact name	Colleen Sutcliffe
Telephone number	020 7389 3700
If a connected EFM, name of offeree/offeror with which connected	Not Applicable
If a connected EFM, state nature of connection (Note 10)	Not Applicable

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlueBay Asset Management plc
Company dealt in	Imperial Energy Corporation plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	£ 0.025 Ordinary Shares ISIN: GB00B00HD783
Date of dealing	17 July 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)			156,424	0.15%
(3) Options and agreements to purchase/sell				
Total			156,424	0.15%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: Convertible Bonds (ISIN: XS0335233945)	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)	6,000,000	3.14%		
(3) Options and agreements to purchase/sell				
Total	6,000,000	3.14%		

(c) Rights to subscribe (Note 3)

Class of relevant security:	**Details**
Not Applicable	

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Not Applicable		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 6)	**Number of securities** (Note 7)	**Price per unit** (Note 5)
Total Return Swap	Short	49,900	£ 11.000000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 7)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 5)
Not Applicable						

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 5)
Not Applicable		

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	**Details**	**Price per unit (if applicable)** (Note 5)
Not Applicable		

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) No

Contact name	Colleen Sutcliffe
Telephone number	020 7389 3700
If a connected EFM, name of offeree/offeror with which connected	Not Applicable
If a connected EFM, state nature of connection (Note 10)	Not Applicable

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlueBay Asset Management plc
Company dealt in	Inmarsat plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	EUR 0.0005 Ordinary Shares ISIN: GB00B09LSH68
Date of dealing	17 July 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)			235,580	0.05%
(3) Options and agreements to purchase/sell				
Total			235,580	0.05%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: Convertible Bonds (ISIN: XS0331843523)	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)	4,000,000	1.39%		
(3) Options and agreements to purchase/sell				
Total	4,000,000	1.39%		

(c) Rights to subscribe (Note 3)

Class of relevant security:	**Details**
Not Applicable	

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Not Applicable		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Total Return Swap	Long	60,000	£ 4.937468

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry Date	Option money paid/received per unit (Note 5)
Not Applicable						

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)
Not Applicable		

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
Not Applicable		

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	[illegible]
Contact name	Colleen Sutcliffe
Telephone number	020 7389 3700
If a connected EFM, name of offeree/offeror with which connected	Not Applicable
If a connected EFM, state nature of connection (Note 10)	Not Applicable

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlueBay Asset Management plc
Company dealt in	Imperial Energy Corporation plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	£ 0.025 Ordinary Shares ISIN: GB00B00HD783
Date of dealing	21 July 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)			161,424	0.16%
(3) Options and agreements to purchase/sell				
Total			161,424	0.16%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: Convertible Bonds (ISIN: XS0335233945)	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)	6,000,000	3.14%		
(3) Options and agreements to purchase/sell				
Total	6,000,000	3.14%		

(c) Rights to subscribe (Note 3)

Class of relevant security:	**Details**
Not Applicable	

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	**Number of securities**	**Price per unit** (Note 5)

Not Applicable		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 6)	**Number of securities** (Note 7)	**Price per unit** (Note 5)
Total Return Swap	Short	5,000	£10.484758

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 7)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 5)
Not Applicable						

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 5)
Not Applicable		

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	**Details**	**Price per unit (if applicable)** (Note 5)
Not Applicable		

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) No

Date of disclosure	22 July 2008
Contact name	Colleen Sutcliffe
Telephone number	020 7389 3700
If a connected EFM, name of offeree/offeror with which connected	Not Applicable

If a connected EFM, state nature of connection (Note 10)	Not Applicable

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlueBay Asset Management plc
Company dealt in	Inmarsat plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Convertible Bonds: GRAPEC 1 3/4 11/16/17 ISIN: XS0331843523
Date of dealing	21 July 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)	2,000,000	0.70%		
(3) Options and agreements to purchase/sell				
Total	2,000,000	0.70%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: Ordinary Shares (GB00B09LSH68)	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)			116,914	0.03%
(3) Options and agreements to purchase/sell				
Total			116,914	0.03%

(c) Rights to subscribe (Note 3)

Class of relevant security:	**Details**
Not Applicable	

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	**Number of securities**	**Price per unit** (Note 5)

Not Applicable		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Total Return Swap	Short	1,000,000 1,000,000	$96.080556 $99.830556

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Not Applicable						

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)
Not Applicable		

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
Not Applicable		

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) No

Date of disclosure	22 July 2008
Contact name	Colleen Sutcliffe
Telephone number	020 7389 3700
If a connected EFM, name of offeree/offeror with which connected	Not Applicable

If a connected EFM, state nature of connection (Note 10)	Not Applicable

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at **www.thetakeoverpanel.org.uk**

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlueBay Asset Management plc
Company dealt in	Inmarsat plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	EUR 0.0005 Ordinary Shares ISIN: GB00B09LSH68
Date of dealing	21 July 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)			116,914	0.03%
(3) Options and agreements to purchase/sell				
Total			116,914	0.03%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: Convertible Bonds (XS0331843523)	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)	2,000,000	0.70%		
(3) Options and agreements to purchase/sell				
Total	2,000,000	0.70%		

(c) Rights to subscribe (Note 3)

Class of relevant security:	**Details**
Not Applicable	

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	**Number of securities**	**Price per unit** (Note 5)

Not Applicable		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 6)	**Number of securities** (Note 7)	**Price per unit** (Note 5)
Total Return Swap	Long	3,180 16,820 27,180 20,086 6,214 5,786 19,214 20,186	£4.666629 £4.6663 £4.5 £4.5 £4.65202 £4.65202 £5.015548 £5.015548

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 7)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 5)
Not Applicable						

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 5)
Not Applicable		

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	**Details**	**Price per unit (if applicable)** (Note 5)
Not Applicable		

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) No

Contact name	Colleen Sutcliffe
Telephone number	020 7389 3700
If a connected EFM, name of offeree/offeror with which connected	Not Applicable
If a connected EFM, state nature of connection (Note 10)	Not Applicable

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlueBay Asset Management plc
Company dealt in	Imperial Energy Corporation plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Convertible Bonds: ISIN: XS0335233945
Date of dealing	29 July 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)	4,000,000	2.09%		
(3) Options and agreements to purchase/sell				
Total	4,000,000	2.09%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: £0.025 Ordinary Shares (ISIN: GB00B00HD783)	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)			107,424	0.11%
(3) Options and agreements to purchase/sell				
Total			107,424	0.11%

(c) Rights to subscribe (Note 3)

Class of relevant security:	**Details**
Not Applicable	

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Not Applicable		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 6)	**Number of securities** (Note 7)	**Price per unit** (Note 5)
Total Return Swap	Short	2,000,000	US$ 100.460694

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 7)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 5)
Not Applicable						

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 5)
Not Applicable		

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	**Details**	**Price per unit (if applicable)** (Note 5)
Not Applicable		

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) No

Contact name	Colleen Sutcliffe
Telephone number	020 7389 3700
If a connected EFM, name of offeree/offeror with which connected	Not Applicable
If a connected EFM, state nature of connection (Note 10)	Not Applicable

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlueBay Asset Management plc
Company dealt in	Imperial Energy Corporation plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	£ 0.025 Ordinary Shares ISIN: GB00B00HD783
Date of dealing	29 July 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)			107,424	0.11%
(3) Options and agreements to purchase/sell				
Total			107,424	0.11%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: Convertible Bonds (ISIN: XS0335233945)	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)	4,000,000	2.09%		
(3) Options and agreements to purchase/sell				
Total	4,000,000	2.09%		

(c) Rights to subscribe (Note 3)

Class of relevant security:	**Details**
Not Applicable	

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Not Applicable		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Total Return Swap	Long	10,000 44,000	£ 9.48 £8.94

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Not Applicable						

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)
Not Applicable		

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
Not Applicable		

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) No

Contact name	Colleen Sutcliffe
Telephone number	020 7389 3700
If a connected EFM, name of offeree/offeror with which connected	Not Applicable
If a connected EFM, state nature of connection (Note 10)	Not Applicable

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

BlueBay Asset Management plc (the "Company") - Total Voting Rights and Capital

In compliance with rule 5.6.1R of the Disclosure and Transparency Rules, the Company confirms that its current issued share capital comprises 193,215,962 ordinary shares of 0.1p each fully paid. The voting rights of all these shares are identical, with each share carrying the right to one vote. The Company holds no treasury shares.

The above figure of 193,215,962 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlueBay Asset Management plc
Company dealt in	Imperial Energy Corporation plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	£ 0.025 Ordinary Shares ISIN: GB00B00HD783
Date of dealing	4 August 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)			149,854	0.1498%
(3) Options and agreements to purchase/sell				
Total			149,854	0.1498%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: Convertible Bonds (ISIN: XS0335233945)	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)	5,500,000	2.875%		
(3) Options and agreements to purchase/sell				
Total	5,500,000	2.875%		

(c) Rights to subscribe (Note 3)

Class of relevant security:	**Details**
Not Applicable	

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Not Applicable		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Total Return Swap	Short	42,430	£ 10.60

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Not Applicable						

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)
Not Applicable		

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
Not Applicable		

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) No

Date of disclosure	5 August 2008
Contact name	Colleen Sutcliffe
Telephone number	020 7389 3700
If a connected EFM, name of offeree/offeror with which connected	Not Applicable
If a connected EFM, state nature of connection (Note 10)	Not Applicable

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlueBay Asset Management plc
Company dealt in	Imperial Energy Corporation plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Convertible Bonds: ISIN: XS0335233945
Date of dealing	4 August 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)	5,500,000	2.875 %		
(3) Options and agreements to purchase/sell				
Total	5,500,000	2.875 %		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: £0.025 Ordinary Shares (ISIN: GB00B00HD783)	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)			149,854	0.1464%
(3) Options and agreements to purchase/sell				
Total			149,854	0.1464%

(c) Rights to subscribe (Note 3)

Class of relevant security:	**Details**
Not Applicable	

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Not Applicable		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 6)	**Number of securities** (Note 7)	**Price per unit** (Note 5)
Total Return Swap	Long	1,500,000	US$ 109.684861

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 7)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 5)
Not Applicable						

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 5)
Not Applicable		

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	**Details**	**Price per unit (if applicable)** (Note 5)
Not Applicable		

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) No

Date of disclosure	5 August 2008
Contact name	Colleen Sutcliffe
Telephone number	020 7389 3700
If a connected EFM, name of offeree/offeror with which connected	Not Applicable
If a connected EFM, state nature of connection (Note 10)	Not Applicable

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

Companies House
— for the record —

88(2) (ef)

Return of Allotment of shares

Received for filing in Electronic Format on the: **23/06/2008**

X946Z0T8

Company Number: **03262598**

Company Name in full: **BLUEBAY ASSET MANAGEMENT PLC**

Shares Allotted (including bonus shares)

Date or period during which shares are allocated — *From* **28/03/2007**

Class of shares **ORDINARY**
Currency **GBP**
Number allotted **37500**
Nominal value of each share **0.10**

Amount paid or due on each share (including any share premium) **417.87**

No shares allotted other than for cash

Names, addresses and share details of the allottees

Name: **PERSHING NOMINEES LIMITED**

Class of shares allotted: **ORDINARY**

Number allotted: **37500**

Address:
1 CLOVE CRESCENT
EAST INDIA DOCK
LONDON
E14 2BH

Authorisation

Authoriser Designation: **secretary** *Date Authorised:* **23/06/2008** *Authenticated:* **Yes (E/W)**

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: 03262598

Company name in full: BlueBay Asset Management plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	26	04	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	6,012	6,488	
Nominal value of each share	0.1p	0.1p	
Amount (if any) paid or due on each share (including any share premium)	454.625p	454.625p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Appleby Nominees (Jersey) Limited Address: 13-14 Esplanade, Jersey, St Helier UK Postcode J E 1 1 B D	Class of shares allotted Ordinary Ordinary	Number allotted 6,012
Name(s): Appleby Trust (Jersey) Limited Address: 13-14 Esplanade, Jersey, St Helier UK Postcode J E 1 1 B D	Class of shares allotted Ordinary	Number allotted 6,488
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 3/7/2008

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

C Sutcliffe
77 Grosvenor St, London
W1K 3JR Tel 020 7389 3654
DX number DX exchange

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: 03262598

Company name in full: BlueBay Asset Management plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	05	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	6,794	5,706	
Nominal value of each share	0.1p	0.1p	
Amount (if any) paid or due on each share (including any share premium)	456.875p	456.875p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Appleby Nominees (Jersey) Limited Address: 13-14 Esplanade, Jersey, St Helier UK Postcode JE1 1BD	Class of shares allotted Ordinary Ordinary	Number allotted 6,794
Name(s): Appleby Trust (Jersey) Limited Address: 13-14 Esplanade, Jersey, St Helier UK Postcode JE1 1BD	Class of shares allotted Ordinary	Number allotted 5,706
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed Date 3/7/2008

** A ~~director /~~ secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

C Sutcliffe
77 Grosvenor St, London
W1K 3JR Tel 020 7389 3654
DX number DX exchange

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	03262598
Company name in full	BlueBay Asset Management plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	12	07	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	37,500		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share (including any share premium)	470.625		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Pershing Nominees Limited Address: Capstan House, 1 Clove Crescent, East India Dock UK Postcode E14 2BH	Class of shares allotted: Ordinary	Number allotted: 37,500
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 3/7/2008

** A ~~director /~~ secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~ ** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

C Sutcliffe	
77 Grosvenor St, London	
W1K 3JR	Tel 020 7389 3654
DX number	DX exchange

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	03262598
Company name in full	BlueBay Asset Management plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	04 10 2007	26 11 2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	225,000	25,000	1,063,750
Nominal value of each share	0.1p	0.1p	0.1p
Amount (if any) paid or due on each share (including any share premium)	479.125p	347.875p	384.125p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Pershing Nominees Limited		
Address: Capstan House, 1 Clove Crescent, East India Dock	Ordinary	225,000
	Ordinary	25,000
UK Postcode E14 2BH	Ordinary	1,063,750
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 3/7/2008

** A ~~director /~~ secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

*** Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

C Sutcliffe	
77 Grosvenor St, London	
W1K 3JR	Tel 020 7389 3654
DX number	DX exchange

Companies House
for the record

RECEIVED

2008 DEC 18 A 9:25

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	03262598
Company name in full	BlueBay Asset Management plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	04	12	2007	12	12	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	25,000	100,000	100,000
Nominal value of each share	0.1p	0.1p	0.1p
Amount (if any) paid or due on each share (including any share premium)	366.875p	389.125p	352.875p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Pershing Nominees Limited Address: Capstan House, 1 Clove Crescent, East India Dock UK Postcode E14 2BH	Class of shares allotted Ordinary Ordinary Ordinary	Number allotted 25,000 100,000 100,000
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 3/7/2008

** A ~~director /~~ secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

*** Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

C Sutcliffe	
77 Grosvenor St, London	
W1K 3JR	Tel 020 7389 3654
DX number	DX exchange

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	03262598
Company name in full	BlueBay Asset Management plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	20	02	2008	18	03	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	312,500	37,500	300,000
Nominal value of each share	0.1p	0.1p	0.1p
Amount (if any) paid or due on each share (including any share premium)	270.625p	324.875p	317.875p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Pershing Nominees Limited	Class of shares allotted	Number allotted
Address Capstan House, 1 Clove Crescent, East India Dock	Ordinary	312,500
	Ordinary	37,500
UK Postcode E14 2BH	Ordinary	300,000
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 3/7/2008

** A ~~director /~~ secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

C Sutcliffe
77 Grosvenor St, London
W1K 3JR Tel 020 7389 3654
DX number DX exchange

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	03262598
Company name in full	BlueBay Asset Management plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	28	03	2008	23	05	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	217,212	125,000	25,000
Nominal value of each share	0.1p	0.1p	0.1p
Amount (if any) paid or due on each share (including any share premium)	344.875p	339.875p	325.625p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Pershing Nominees Limited	Class of shares allotted	Number allotted
Address Capstan House, 1 Clove Crescent, East India Dock	Ordinary	217,212
	Ordinary	125,000
UK Postcode E14 2BH	Ordinary	25,000
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 3/7/2008

** A ~~director /~~ secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

C Sutcliffe	
77 Grosvenor St, London	
W1K 3JR	Tel 020 7389 3654
DX number	DX exchange

END